ALLIANT ENERGY CORPORATION

4902 North Biltmore Lane

Madison, Wisconsin 53718

June 14, 2011

Mr. William H. Thompson

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:

Alliant Energy Corporation

Interstate Power and Light Company

Form 10-K for Fiscal Year Ended December 31, 2010

Filed February 28, 2011

File Nos. 1-9894 and 1-4117

Definitive Proxy Statement on Schedule 14A

Alliant Energy Corporation

Filed March 30, 2011

File No. 1-9894

Definitive Proxy Statement on Schedule 14A

Wisconsin Power and Light Company

Filed April 8, 2011

File No. 0-337

Dear Mr. Thompson:

Set forth below are the responses of Alliant Energy Corporation (“Alliant Energy”), Interstate Power and Light Company (“IPL”) and Wisconsin Power and Light Company (“WPL,” and together with Alliant Energy and IPL, the “Companies”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated June 3, 2011 (the “Comment Letter”), with respect to the above-referenced filings. The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in the Comment Letter, and following such comments are the Companies’ responses (in regular type).

Form 10-K for Fiscal Year Ended December 31, 2010

Item 8. Financial Statements and Supplementary Data

(12) Commitments and Contingencies, page 169

(c) Legal Proceedings, page 170

1.	We note your disclosure with respect to certain legal proceedings and environmental matters that you are unable to predict the impact of these matters on your financial condition or results of operations, but you believe that an adverse outcome or resulting expenditures could be significant. Please tell us what consideration you gave to providing an estimate of the possible loss or range of loss in excess of amounts accrued for each of the matters or in the aggregate, and for those matters where you are unable to estimate the possible loss or range of loss providing a statement that such an estimate cannot be made. Please refer to the disclosures required by ASC 450-20-50.

In considering whether to provide an estimate of possible loss or range of loss, the Companies undertake a comprehensive review of each contingency, viewing the situation from various disciplines. This review includes an evaluation of damages claimed or potential fines, likely outcomes, applicable rulings by the court in the specific matter or binding precedent, and other relevant information. Based on its review, the Companies then determine whether the amount of loss or range of loss can be estimated.

Based on this review, the Companies have disclosed in the 2010 Form 10-K an estimate of the possible loss for the contingency related to the Alliant Energy Cash Balance Pension Plan and the amounts claimed by the claimants, which provides the upper limit of possible loss for the contingency related to the Enerfab Contract. The Companies were unable to determine a possible loss or range of loss for the contingency related to air permitting violation allegations given the various litigation and settlement scenarios being pursued to resolve this contingency as well as uncertainty regarding which, if any, allegations will be determined to be violations and the nature and cost of any fines and injunctive relief that could be required to resolve any violations. In future filings, the Companies will include an estimate of the possible loss or range of loss for the contingency related to air permitting violation allegations or a statement that such estimate cannot be made.

Alliant Energy Corporation Definitive Proxy Statement on Schedule 14A

General

2.	Please apply the comments below to the Wisconsin Power and Light Company proxy statement as appropriate.

The Companies acknowledge the Staff’s comment and will apply the comments below to the Wisconsin Power and Light Company proxy statement as appropriate.

Compensation Discussion and Analysis, page 16

3.	Refer to the last paragraph of Section II.B in Release No. 37-8732A, which states that a principal executive officer’s compensation should be discussed separately where the policy or decisions for that executive officer are materially different. Please revise your CD&A to discuss in more detail your executive officer’s compensation, as certain amounts listed in your Summary Compensation Table appear to be based on policies or decisions that are materially different from the policies or decisions for your other executive officers.

The Staff is advised that we do not have any material differences in compensation policies for individual executive officers. As we disclosed on page 18: “In setting the level for each major component of compensation, we consider an executive officer’s total compensation (which consists of all elements of compensation including employee benefit programs), our market reference point, the current market for talent, our historic levels of compensation, company culture, individual and company performance, and internal equity. We aim to strike an appropriate balance among base salary, short-term incentive compensation and long-term incentive compensation. Our goal is to provide an overall compensation package for each executive officer that is competitive with the packages offered to similarly situated executive officers within the survey companies. To achieve that goal, we target each element of compensation to the median levels of the survey data.” We apply these considerations in setting the compensation levels of all executive officers, including our chief executive officer.

The differences in the amounts listed in our Summary Compensation Table reflect primarily the differences in the compensation paid to officers in comparable positions as shown in the survey data. Short- and long-term incentive opportunities are set as a target percentage of base salary, and target percentages are based on the survey data, among other items. Therefore, the base salary directly impacts the totals shown in the Summary Compensation Table for stock awards (long-term incentives) and non-equity incentive plan compensation (short-term incentives). Mr. Harvey’s salary and short- and long-term compensation targets were established consistent with the policy disclosed on page 18. As we disclosed on page 19, Mr. Harvey’s base salary in 2010 was slightly below the median of the survey data.

Compensation Program Practices, page 17

4.	Please describe the “claw back policy” referenced here.

Our annual incentive plan provides that, if our financial statements are the subject of a restatement due in whole or in part to gross negligence, intentional misconduct or fraud, we will seek reimbursement of excess incentive awards paid under such plan. The excess incentive award that may be recovered is the difference, if any, between the incentive award actually paid to the executive officer and the incentive award that would have been made to the executive officer had the incentive award been calculated based on the financial statements as restated. This claw back may be sought with respect to incentive awards paid within 12 months of the filing of the financial statements that are required to be restated. We plan to amend our claw back policy to comply with final rules adopted by the New York Stock Exchange, as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act. In future filings, we will add disclosure describing our claw back policy.

Benchmarking, page 17

5.	You disclose that you benchmark certain components of compensation and use this data as your market reference point. In accordance with Item 402(b)(2)(xiv) of Regulation S-K, please identify the component companies. For guidance, refer to Question 118.05 of the Division of Corporation Finance Compliance and Disclosure Interpretations (Regulation S-K).

As disclosed on page 18, we use survey data as one of several factors in setting executive compensation. You have asked us to provide the component companies of that survey data. Please be advised that we did not rely on a specific group of companies to provide benchmark data. Rather, as disclosed, we relied on survey data from Towers Watson’s 2009 Energy Services Industry Executive Compensation Database, consisting of nearly all U.S. utilities, and Towers Watson’s 2009 General Industry Executive Compensation Database, consisting of over 800 companies.

We consider the data obtained from these surveys to be broad-based, third party survey data because: (1) we do not select the companies that provide information for the survey; (2) we cannot link information back to particular companies as survey data is reported to us by executive position and not by company; (3) the aggregate survey data is size-adjusted prior to it being provided to us; and (4) we considered only aggregate data and did not select any individual companies for comparison.

The survey data was used to provide a general understanding of the marketplace. We consider the median of this survey data to be our market reference point to assist in crafting a compensation program that is competitive in the marketplace. We also apply the factors listed on page 18 to determine the final compensation paid to executive officers. We do not strictly adhere to the market reference point in setting compensation as we believe that anything within plus or minus 15% of the market reference point is competitive in the marketplace.

*    *    *

The Companies acknowledge that:

•	The Companies are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Companies may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions with respect to the foregoing, please contact the undersigned at (608) 458-5522.

Very truly yours,

/s/ James H. Gallegos
James H. Gallegos
Vice President and General Counsel

cc:

Yolanda Guobadia

Robyn Manuel

Ronald Alper

Brigitte Lippmann

    Securities and Exchange Commission

William D. Harvey

Thomas L. Hanson

F. J. Buri

Robert J. Durian

    Alliant Energy Corporation

Benjamin F. Garmer, III

John K. Wilson

    Foley & Lardner LLP

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